FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated January 28, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B

Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Final 2005-01-28/als	Confidential

PRESS RELEASE

FINANCIAL ACCOUNTS YEAR 2004

BUSINESS ACTIVITIES

Swedish exports have performed very well during 2004, which has lead to higher demand for export credits.

The market has, though, been characterized by high liquidity and strong price competition. The corporate sector has regained strength and has used its strong cash-flows to finance new investments and repayment of outstanding debt. Therefore, demand for new credits from the corporate sector has been weak, while municipalities have continued to borrow for investments in infrastructure. Under these market conditions, SEK has had a successful year.

SEK’s total volume of customer-related financial transactions during 2004 reached an overall record level of Skr 27.5 billion (23.2).

The volume of new credits increased, related both to the private sector and to infrastructure investments by Swedish municipalities. SEK’s operations in Finland were contributing positively to the development.

More transactions were completed directly related to export financing than last year, and the volume of new credits was higher than in 2003.

Customer transactions which are syndicated continued to have a positive development.

(Skr billion)	2004	2003
Export credits	6.8	6.1
Infrastructure credits	5.8	5.0
Other direct lending to customers	10.1	7.9
Syndicated customer transcations	4.8	4.2
Total	27.5	23.2

In addition, the aggregate amount of outstanding offers for new credits has increased to Skr 39.1 billion (30.7) at year-end.

Although the volume of new credits reached a record level, the outstanding amount of credits has decreased due mainly to repayments of credits. The aggregate amount of credits outstanding and credits committed though not yet disbursed at year-end was Skr 73.4 billion (74.4), of which Skr 57.9 billion (60.9) represented credits outstanding.

Borrowings

During the twelve-month period the volume of new long-term borrowings, i.e., borrowings with original maturities exceeding one year, reached the equivalent of Skr 38.8 billion (62.0) or USD 5.4 billion (7.8). All important international capital markets (U.S., Europe, Japan, and Asia exclusive of Japan) have evenly contributed to SEK’s funding during 2004. This means that SEK’s borrowing operations stand on a stable and well diversified foundation.

INCOME STATEMENT

Return on Equity

Return on equity was 20.7 percent (18.9) before taxes, and 14.9 percent (13.6) after taxes, respectively.

Results

Operating profit was Skr 611.8 million (595.3). The increase in profit was due mainly to higher net interest earnings related to higher business volumes and a recovered credit loss.

Net interest earnings totaled Skr 801.7 million (757.5). The contribution to net interest earnings from debt-financed assets was Skr 562.3 million (447.2). The increase in net interest earnings was a result of increased average volumes of debt-financed assets, which totaled Skr 137.9 billion (114.5). The increase was related to the liquidity portfolio. The average margin of debt-financed assets was 0.41 percent p.a. (0.39).

The contribution to net interest earnings from the investment portfolio, which mainly represents the investment of SEK’s equity, was Skr 239.4 million (310.3). The decrease was mainly due to a significant decrease in average yield in the investment portfolio. During especially the third quarter of 2004, some long-term, fixed-rate assets in the investment portfolio have matured and been reinvested at significant lower interest rates than the interest rates on the replaced, matured assets.

Administrative expenses increased to Skr 230.3 million (189.5). The increase was due to the process of strengthening and broadening the business activities, as well as increased costs due mainly to new regulations within capital adequacy requirements and financial reporting. The average number of employees was 131 (124). The administrative expenses were also affected by a Skr 12.9 million (1.4) provision under SEK’s general incentive system for its staff. The replacement of SEK’s business system has in essential parts been concluded at the end of 2004.

Depreciations of non-financial assets increased to Skr 26.4 million (15.5). The increase was related to depreciations of intangible assets related to SEK’s new business system.

No credit losses were incurred. During 2004 a Skr 45.3 million recovery of a credit loss has incurred, related to a loss provision made in 1992.

BALANCE SHEET

Total Assets and Liquidity

SEK’s total assets at year-end increased to Skr 162.1 billion (151.8), and the aggregate volume of funds borrowed and shareholders’ funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities.

There have been no major shifts in the break-down of SEK’s counterparty risk exposures. Of the total risk exposures, 70 percent (65) were against banks, mortgage institutions and other financial institutions; 15 percent (18) were against highly rated OECD states; and 6 percent (6) were against local and regional authorities. The remaining 9 percent (11) were against corporations and others.

Capital Adequacy

SEK has a capital adequacy ratio well above the minimum required by law. At year-end, SEK’s adjusted total capital adequacy ratio was 17.9 percent (18.3), of which 11.9 percent (11.1) represented adjusted Tier-1.

The adjusted capital adequacy ratios are calculated with inclusion in the Tier-1 capital base of SEK’s guarantee capital of Skr 600 million in addition to the regulatory capital base. The regulatory total capital adequacy ratio (which does not take into account the guarantee capital) was at period-end 16.3 percent (16.6), of which 10.2 percent (9.5) represented Tier-1.

SEK is wholly-owned by the Kingdom of Sweden. SEK’s objective is to engage in financing activities and in connection therewith primarily promote the development of Swedish commerce and industry and Swedish export industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds. Credits are granted at fixed or floating interest rates. SEK funds its activities primarily by issues in the international capital markets. SEK’s balance sheet and assets are of high quality. SEK’s long-term debt rating is AA+ from Standard & Poor’s and Aa1 from Moody’s.

FINANCIAL HIGHLIGHTS

(* 1 USD = 6.6125 Skr)	2004	2004	2003
	USD mn*	Skr mn	Skr mn
Earnings
Operating profit	93	611.8	595.3
Proposed dividend	—	—	—
Pre-tax return on equity, %	20.7%	20.7%	18.9%
After-tax return on equity, %	14.9%	14.9%	13.6%

Customer operations
Total customer-related financial transactions	4,162	27,521	23,187
Offers for new credits accepted by borrowers	3,440	22,748	18,960
Credits, outstanding and undisbursed (old format)	11,098	73,384	74,365

Borrowing operations
New long-term borrowings	5,438	38,803	61,929
Outstanding senior debt	21,343	141,131	132,565
Outstanding subordinated debt	418	2,765	3,001

Total assets	24,509	162,066	151,800

Capital
Capital adequacy ratio, %	16.3%	16.3%	16.6%
Adjusted capital adequacy ratio, %	17.9%	17.9%	18.3%

The definitions of the Financial Highlights are included in SEK’s 2003 Annual Report (Note 32) with the following exception.  Offers for new credits accepted by borrowers include all credits accepted, regardless of maturity (not only offers accepted for credits with maturities exceeding one year).

Amounts of credits reported under the “old format” include all credits - i.e., credits granted against documentation in the form of interest-bearing securities, as well as credits granted against traditional documentation - and these amounts do, in SEK’s opinion, reflect the real credit/lending volumes of SEK. Verbal comments regarding lending volumes included in this press release, therefore, refers to amounts based on the old format.

See also Note 17 included in SEK’s 2003 Annual Report regarding credits outstanding (which is based on the “new format”).

INCOME STATEMENTS

SEK (exclusive of the S-system)

	2004		2003

(Skr mn)	Consolidated Group	Parent Company	Consolidated Group	Parent Company

Interest revenues	5,055.4	5,058.2	4,432.9	4,438.5
Interest expenses	-4,253.7	-4,253.9	-3,675.4	-3,675.5
Net interest revenues	801.7	804.3	757.5	763.0
Commissions earned	15.9	6.9	13.0	9.1
Commissions incurred	-17.2	-17.3	-17.1	-17.1
Remuneration from the S-system	17.9	17.9	29.7	29.7
Net results of financial transactions	5.3	5.4	11.7	11.7
Other operating income	0.3	1.4	6.4	7.6
Administrative expenses	-230.3	-227.4	-189.5	-191.9
Depreciations of non-financial assets	-26.4	-24.2	-15.5	-13.4
Other operating expenses	-0.7	-0.1	-0.9	0.0
Recovered credit loss	45.3	45.3	—	—

Operating profit	611.8	612.2	595.3	598.7
Changes in untaxed reserves	n.a.	9.9	n.a.	15.4
Taxes	-172.2	-174.5	-167.8	-172.5
Net profit for the year	439.6	447.6	427.5	441.6

Earnings per share, Skr (Note 4)	444		432

The above income statements do not include the S-system, the results of which are shown below.

S-system

(Skr mn)	2004	2003
Interest revenues	384.1	443.4
Interest expenses	-350.2	-510.9
Net interest revenues(+)/expenses(-)	33.9	-67.5
Remuneration to SEK	-17.9	-29.7
Foreign exchange effects.	2.9	7.4
Reimbursement from(+)to(-) the State .	-18.9	89.8
Net	0.0	0.0

Quaterly Breakdown of Income Statements in Summary

SEK (exclusive of the S-system)

	October-	July-	April-	January-	October-	July-	April-	January-
Consolidated Group (Skr mn)	December, 2004	September, 2004	June, 2004	March, 2004	December, 2003	September, 2003	June, 2003	March, 2003
Interest revenues	1,320.4	1,255.0	1,258.5	1,221.5	1,108.5	1,124.5	1,064.3	1,135.6
Interest expenses	-1,130.5	-1,061.2	-1,039.6	-1,022.4	-926.9	-941.9	-873.9	-932.7
Net interest revenues	189.9	193.8	218.9	199.1	181.6	182.6	190.4	202.9
Operating revenues	51.4	9.1	13.8	10.4	13.2	17.7	16.5	13.4
Operating expenses	-75.0	-65.2	-68.5	-65.9	-63.1	-60.4	-52.4	-47.1
Operating profit	166.3	137.7	164.2	143.6	131.7	139.9	154.5	169.2
Taxes	-47.1	-38.7	-46.1	-40.3	-37.2	-39.4	-43.5	-47.7
Net profit for the period	119.2	99.0	118.1	103.3	94.5	100.5	111.0	121.5

BALANCE SHEETS

	December 31, 2004			December 31, 2003
	Consolidated	Parent	Of which	Consolidated	Parent	Of which
(Skr mn)	Group	Company	S-system	Group	Company	S-system
ASSETS

Cash in hand	0.0	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds	2,709.3	2,709.3	59.7	4,458.5	4,458.5	57.4
Of which current assets	(2,436.4)	(2,436.4)	(59.7)	(3,645.8)	(3,645.8)	(57.4)
Of which fixed assets	(272.9)	(272.9)	—	(812.7)	(812.7)	—
Credits to credit institutions (Note 2)	12,773.9	12,771.2	3,196.5	17,569.6	17,567.7	4,789.8
Credits to the public (Note 2)	19,948.4	19,948.4	3,551.0	23,202.4	23,202.4	3,474.1
Other interest-bearing securities	115,279.2	115,279.2	—	95,298.6	95,298.6	—
Of which current assets	(84,150.1)	(84,100.1)	—	(63,752.0)	(63,752.0)	—
Of which fixed assets	(31,129.1)	(31,179.1)	—	(31,546.6)	(31,546.6)	—
Of which credits (Note 1)	(31,106.2)	(31,106.2)	—	(31,111.6)	(31,111.6)	—
Shares in subsidiaries	n.a.	118.5	—	n.a.	113.5	—
Non-financial assets	215.7	101.8	—	201.7	85.7	—
Other assets	7,676.7	7,752.7	0.9	7,678.3	7,751.6	96.9
Prepaid expenses and accrued revenues	3,463.0	3,462.9	104.1	3,391.4	3,391.3	93.7
Total assets (Note 3)	162,066.2	162,144.0	6,912.2	151,800.5	151,869.3	8,511.9

LIABILITIES, ALLOCATIONS AND SHAREHOLDERS’ FUNDS

Borrowing from credit institutions	700.9	710.9	1.5	2,545.8	2,555.8	1.2
Borrowing from the public	81.1	86.0	0.0	28.7	28.7	0.0
Senior securities issued	140,348.6	140,348.6	524.7	129,990.4	129,990.4	552.5
Other liabilities	11,177.6	11,218.5	103.8	9,979.3	10,014.7	147.5
Lending/(borrowing) between SEK and the S-system	—	—	6,170.9	—	—	7,697.0
Accrued expenses and prepaid revenues	3,210.1	3,207.6	111.3	2,908.7	2,908.3	113.7
Allocations	391.4	17.6	—	394.4	17.9	—
Subordinated securities issued	2,764.7	2,764.7	—	3,001.0	3,001.0	—

Total liabilities and allocations	158,674.4	158,353.9	6,912.2	148,848.3	148,516.8	8,511.9

Untaxed reserves	n.a.	1,334.6	—	n.a.	1,344.6	—

Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,170.8	209.4	—	1,117.6	149.3	—
Total non-distributable capital	2,160.8	1,199.4	—	2,107.6	1,139.3	—
Profit carried forward	791.4	808.5	—	417.1	427.0	—
Net profit for the period	439.6	447.6	—	427.5	441.6	—
Total distributable capital	1,231.0	1,256.1	—	844.6	868.6	—
Total shareholders’ funds	3,391.8	2,455.5	—	2,952.2	2,007.9	—
Total liabilities, allocations and shareholders’ funds	162,066.2	162,144.0	6,912.2	151,800.5	151,869.3	8,511.9
COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities Subject to lending	98.5	98.5	—	108.9	108.9	—

CONTINGENT LIABILITIES	None	None	None	None	None	None

COMMITMENTS
Committed undisbursed credits.	16,352.6	16,352.6	10,225.6	14,358.3	14,358.3	10,024.6

Specification of Change in Shareholders’ Funds

Consolidated Group

(Skr mn)	2004	2003
Opening balance of shareholders’ funds	2,952.2	3,764.7
Dividend paid	—	-1,240.0
Net profit for the period	439.6	427.5
Closing balance of shareholders’ funds	3,391.8	2,952.2

STATEMENTS OF CASH FLOWS, SUMMARY

	2004		2003
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company

Net cash used in(-)/provided by(+) operating activities	-8,289.1	-8,289.0	-19,448.3	-19,458.5

Net cash used in(-)/provided by(+) investing activities	-40.3	-45.3	-39.3	-39.3

Net cash used in(-)/provided by(+) financing activities	8,329.4	8,334.3	19,487.6	19,497.8

Cash and cash equivalents at end of period	0.0	0.0	0.0	0.0

Capital Base and Required Capital

According to Capital Adequacy Requirements under Swedish Law, which are in Compliance with International Guidelines.  However, the adjusted capital adequacy ratios shown below, are calculated with inclusion in the Tier-1 capital base of SEK’s guarantee capital of Skr 600 million in addition to the regulatory approved capital base.

(Amounts in Skr mn)

I. Capital requirement

	Consolidated Group						Parent Company
	December 31, 2004			December 31, 2003			December 31, 2004			December 31, 2003
		Weighted	Required		Weighted	Required		Weighted	Required		Weighted	Required
	Claims	claims	capital	Claims	claims	capital	Claims	claims	capital	Claims	claims	capital
On-balance sheet items	162,066	34,385	2,751	151,800	31,682	2,534	162,144	34,466	2,757	151,869	31,752	2,540
Off-balance sheet items	17,273	2,891	232	21,171	4,172	334	17,273	2,891	232	21,171	4,172	334
Other exposures	n.a.	36	3	n.a.	0	0	n.a.	36	3	n.a.	0	0
Total	179,339	37,312	2,986	172,971	35,854	2,868	179,417	37,393	2,992	173,040	35,924	2,874

Breakdown by category:
A. Riskweight 0%	46,327	—	—	49,546	—	—	46,327	—	—	49,546	—	—
B1. Riskweight 10%	4,183	418	33	—	—	—	4,183	418	33	—	—	—
B2. Riskweight 20%	96,291	19,258	1,541	96,053	19,211	1,537	96,288	19,258	1,541	96,051	19,210	1,537
C. Riskweight 50%	816	408	33	2,284	1,142	91	816	408	33	2,284	1,142	91
D. Riskweight 100%	14,470	14,470	1,158	14,203	14,203	1,136	14,551	14,551	1,164	14,274	14,274	1,142
E. Market exposures	17,252	2,758	221	10,885	1,298	104	17,252	2,758	221	10,885	1,298	104
Total	179,339	37,312	2,986	172,971	35,854	2,868	179,417	37,393	2,992	173,040	35,924	2,874

II. Capital base (A)

	Consolidated Group		Parent Company
	12/2004	12/2003	12/2004	12/2003
Tier-1 capital	3,823	3,395	3,852	3,423
Tier-2 capital	2,256	2,558	2,252	2,554
Of which:
Upper Tier-2	1,806	2,103	1,802	2,099
Lower Tier-2	450	455	450	455
Total	6,079	5,953	6,104	5,977

Adjusted Tier-1 capital	4,423	3,995	4,452	4,023
Adjusted Total	6,679	6,553	6,704	6,577

III. Capital Adequacy Ratio

	Consolidated Group		Parent Company
	12/2004	12/2003	12/2004	12/2003
Total	16.3%	16.6%	16.3%	16.6%
Of which:
Tier-1 ratio	10.2%	9.5%	10.3%	9.5%
Tier-2 ratio	6.1%	7.1%	6.0%	7.1%
Of which:
Upper Tier-2 ratio	4.9%	5.8%	4.8%	5.8%
Lower Tier-2 ratio	1.2%	1.3%	1.2%	1.3%
Adjusted Total	17.9%	18.3%	17.9%	18.3%
Of which: Adj. Tier-1 ratio	11.9%	11.1%	11.9%	11.1%

IV. Specification of off-balance sheet items (B)

Consolidated Group and Parent Company:

							Book value on-balance sheet
							Related to derivative		Related to derivative
							contracts with positive		contracts with negative
	Of which:						real exposures:		real exposures:
			Positive		Negative		Positive	Negative	Positive	Negative
	Nominal	Converted	real	Potential	real	Weighted	book	book	book	book
	amounts	claims	exposures	exposures	exposures	claims	values	values	values	values
December 31, 2004
Derivative financial contracts
Currency related agreements	113,687	3,746	908	2,838	7,399	763	827	2,300	4,022	3,167
Interest rate related contracts	124,437	1,018	641	377	6,799	225	129	3,113	1,068	64
Equity related contracts	45,199	4,037	629	3,408	1,008	842	18	556	575	8
Commodity related contracts, etc	2,499	198	4	194	177	98	—	—	—	—
Total derivative contracts	285,822	8,999	2,182	6,817	15,383	1,928	974	5,969	5,665	3,239
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	98	98	—	98	—	—
Undisbursed credits	16,353	8,176	—	8,176	—	963
Total.	302,273	17,273	2,182	15,091	15,383	2,891

December 31, 2003
Derivative financial contracts:
Currency related agreements	114,627	7,492	3,499	3,993	5,117	1,818	937	1,515	3,826	1,775
Interest rate related contracts	117,311	2,209	1,439	770	7,043	529	17	3,772	816	33
Equity related contracts	38,984	4,026	703	3,323	1,242	983	3	551	438	5
Commodity related contracts, etc.	1,706	156	20	136	154	78	—	—	—	—
Total derivative contracts	272,628	13,883	5,661	8,222	13,556	3,408	957	5,838	5,080	1,813
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	109	109	—	109	—	—
Undisbursed credits	14,358	7,179	—	7,179	—	764
Total	287,095	21,171	5,661	15,510	13,556	4,172

(A)                              The capital base includes the profit for the year 2004.

(B)                                In accordance with SEK’s policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derive

COUNTERPARTY RISK EXPOSURES

(Skr bn)

Consolidated Group and Parent Company:

	Total				Credits & Interest- bearing securities				Derivatives, Undisbursed credits, etc.
	12/2004		12/2003		12/2004		12/2003		12/2004		12/2003
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
States	25.4	15	29.7	18	19.4	13	24.2	17	6.0	35	5.5	26
Municipalities	10.5	6	9.5	6	10.1	7	9.3	6	0.4	2	0.2	1
Mortgage institutions	4.3	3	5.2	3	4.3	3	5.2	4	—	—	—	—
Banks	77.1	46	58.5	36	71.5	47	50.3	36	5.6	33	8.2	39
Other credit institutions	35.7	21	41.6	26	31.2	21	35.1	25	4.5	26	6.5	31
Corporations and others	14.9	9	17.1	11	14.2	9	16.4	12	0.7	4	0.7	3
Total	167.9	100	161.6	100	150.7	100	140.5	100	17.2	100	21.1	100

NOTES

Accounting principles:  The accounting principles described in SEK’s Annual Report for the year 2003 have been applied unchanged with the following exception.  As from the financial year 2004, SEK has adopted the Swedish Financial Accounting Standards RR 29, Remuneration to employees, which is based on IAS 19 Employee benefits. The application of this recommendation has had no material effect on this press release.

Note 1.  Represents credits granted against documentation in the form of interest-bearing securities.

Note 2.  In accordance with the Swedish Financial Supervisory Authority’s regulations, the Company reports credits with principal or interest more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 0.0 million (47.5). The principal amount not past due on such credits was Skr 0.0 million (433.1). All past-due credits were covered by adequate guarantees.

Note 3.  The amount of total assets at year-end, Skr 162.1 billion, was approximately Skr 4.3 billion lower than it would have been if the currency exchange rates as of December 31, 2003, had been unchanged.

Note 4.  Earnings per share: Net profit for the year divided by the number of shares.

Stockholm, January 28, 2005

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Peter Yngwe

President

Auditors’ Review Report

We have reviewed this press release for the year ended December 31, 2004, in accordance with Swedish generally accepted standards for such reviews. A review is significantly less in scope than an examination in accordance with generally accepted auditing standards. During our review nothing came to our attention to indicate that the press release does not comply with the requirements of the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies.

Stockholm, January 28, 2005

Gunnar Abrahamson

Per Bergman

Curt Öberg

Authorized Public	Authorized Public	Authorized Public
Accountant	Accountant	Accountant
(Appointed by the		(Appointed by the
Swedish Financial		Swedish National
Supervisory Authority)		Audit Office)

Dividend

The Board of Directors has resolved to propose to the Annual General Meeting that no dividend should be paid.

Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held on May 12, 2005.

Annual Report

The Company’s Annual Report will be distributed in March and will also be available at the Company’s office at Västra Trädgårdsgatan 11 B in Stockholm.

References herein to “Skr” mean Swedish kronor.

The exchange rate on December 31, 2004, was Swedish kronor 6.6125 to the US dollar (December 31, 2003: 7.275).

Amounts stated herein relate to December 31, in the case of positions, and the twelve-month period ended December 31, in the case of flows, unless otherwise indicated.

Amounts within parenthesis relate to the same date, in the case of positions, and to the same period, in the case of flows, for the preceding year, unless otherwise indicated.

References herein to “credits” mean credits as defined under the “old format”, unless otherwise indicated.

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs, expectations and intentions.  Forward-looking statements are based on current plans, estimates and projections.  Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement in light of new information or future events.  Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond the Company’s control. You are cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among others, changes in general economic business conditions, especially in Sweden changes and volatility in currency exchange and interest rates; and changes in government policy and regulations and in political and social conditions.

B Svensk Exportkredit/Swedish Export Credit Corporation (publ)
Postal address:	Street address:	Telephone:	Corp. Id. No.: 556084-0315
P.O. Box 16368	Västra Trädgårdsgatan 11 B	+46 8 613 83 00	www.sek.se
SE-103 27 Stockholm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 28, 2005

AB Svensk Exportkredit
(Swedish Export Credit Corporation)

	By:	/s/ PETER YNGWE
Peter Yngwe, President